Exhibit 99.9

Deloitte & Touche LLP

Brookfield Place

181 Bay Street

Suite 1400

Toronto ON M5J 2V1

Canada

Tel: 416-601-6150

Fax: 416-601-6151

www.deloitte.ca

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement Nos. 333-156499 and 333-164969 on Form F-9 and

333-129631 on Form S-8 and to the use of our reports dated March 23, 2011 relating to the consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting incorporated by reference in this Annual Report on Form 40-F of the Company for the year ended December 31, 2010.

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 31, 2011